SECURITIES AND UNITED STATES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                       THE WELLCARE MANAGEMENT GROUP, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   949470 10 8
                                 --------------
                                 (CUSIP Number)

                                February 28, 1997
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 25 Pages)
                        (List of Exhibits is on Page 4)

-----------------------
      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 25 Pages
                                   SCHEDULE 13D
CUSIP No. 949470 10 8
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    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OR ABOVE PERSON

                  Edward A. Ullmann,   S.S. ####-##-####
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) |_|

                                                                  (b) |X|
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    3.      SEC USE ONLY


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    4.      SOURCE OF FUNDS

                  00    See Item 3.
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(D) OR 2(E)                                    |_|

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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                  U.S.A.
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                        7.     SOLE VOTING POWER
     NUMBER OF                       763,155
   BENEFICIALLY     ------------------------------------------------------------
   OWNED BY EACH        8.     SHARED VOTING POWER
     REPORTING                       0
    PERSON WITH     ------------------------------------------------------------
                        9.     SOLE DISPOSITIVE POWER
                                     763,155
                    ------------------------------------------------------------
                        10.    SHARED DISPOSITIVE POWER
                                     0
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    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  763,155     See Item 5(a).
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    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                                   |_|

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    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  13.4%   See Item 5(a).
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    14.     TYPE OF REPORTING PERSON

                  IN
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

                                                              Page 3 of 25 Pages


Item 2. Identity and Background.

     Item 2 is hereby supplemented as follows:

     On September 6, 1996, Edward A. Ullmann resigned as President and Chief Operating Officer of The Wellcare Management Group, Inc., a corporation organized under the laws of the State of New York (the "Issuer"). Mr. Ullmann remains a director of the Issuer. Mr. Ullmann's principal employment is as Chairman and Chief Executive Officer of Bienestar, Inc., a wellness management corporation incorporated and operating in New York. Mr. Ullmann's business address is Bienestar, Inc., 44 Main Street, Kingston, New York, 12401.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby supplemented as follows:

          (a) The aggregate number of shares of common stock, $0.01 par value ("Common Stock"), of the Issuer, and the percentage of outstanding shares of Common Stock (based upon the 4,928,684 shares of Common Stock outstanding on December 31, 1996 as represented by the Issuer) beneficially owned by Mr. Ullmann and the persons who may be deemed to comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, as of the close of business on March 1, 1997, are set forth below:

                             Shares             Percentage of Outstanding
Name of Holder           Beneficially Owned      Shares of Common Stock
--------------           ------------------      ----------------------

Edward A. Ullmann            763,155 (1)             13.4% (2)

Robert W. Morey, Jr.         787,157 (3)             15.1% (2)

The 1818 Fund II, L.P.       1,333,333 (4)           21.3%
                             2,222,222 (4)           31.1%
-------------------------
(1) Includes (i) 750,110 shares of Class A Common Stock, $.01 par value ("Class A Common Stock"), which are identical to the shares of Common Stock in all respects except that the Class A Common Stock has ten votes per share as compared to one vote for each share of Common Stock, is not transferable, and is convertible into shares of Common Stock on a share-for-share basis at the option of the holder and (ii) 11,045 shares of Common Stock owned by a not-for-profit corporation for which Mr. Ullmann serves as President, and for which beneficial ownership is disclaimed by Mr. Ullmann.

(2) As a result of their Class A Common Stock ownership, Mr. Ullmann and Mr. Morey are the beneficial owners of 17.9% and 40.3%, respectively, of the total combined votes of the outstanding shares of Common Stock and Class A Common Stock (based on the 4,928,684 shares of Common Stock and 1,369,492 shares of Class A Common Stock outstanding as of December 31, 1996 as represented by the Issuer).

(3) Includes 281,957 shares of Class A Common Stock. Also includes 2,000 shares of Common Stock purchased by RWM Management Co. Defined Benefit Pension Plan (the "Plan") on January 7, 1997. Mr. Morey, the trustee of the Plan, disclaims beneficial ownership of all shares of Common Stock beneficially owned by the Plan.

(4) On February 28, 1997, the 6% Subordinated Convertible Note (the "Note") in the principal amount of $20,000,000 due December 31, 2002, originally issued by the Issuer to The 1818 Fund II, L.P., a Delaware limited partnership (the "Fund") on January 19, 1996, was amended by a Letter Agreement, dated February 28, 1997, between the Issuer and the Fund (the "Letter Agreement," a copy of which is attached hereto as Exhibit 1 hereto and incorporated herein by reference thereto). The Note, as amended, is convertible into shares of Common Stock over a specified period of time. Although the exact number of shares issuable upon conversion cannot be ascertained at this time, the

                                                              Page 4 of 25 Pages

      minimum and maximum number of shares of Common Stock issuable to the Fund upon conversion is 1,333,33 and 2,222,222, respectively.

            (b) Mr. Ullmann has sole power to vote or direct the vote and sole power to dispose of or direct the disposition of the shares of Common Stock and Class A Common Stock beneficially owned by him.

            (c) See Item 5(a) footnote (4) above.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      The first paragraph of Item 6 is hereby supplemented as follows:

      The Note Purchase Agreement, dated January 19, 1996, between the Issuer and the Fund was amended by the Letter Agreement, each of which was agreed to by Edward A. Ullmann and Robert W. Morey, Jr. (the "Principal Shareholders"). Pursuant to the Letter Agreement, the Issuer is also required to use its reasonable efforts to cause two persons to be elected to the Issuer's Board of Directors, each of whom shall (i) be neither an officer, director or employee of the Issuer or any subsidiary of the Issuer nor an affiliate of the Issuer or
(ii) have experience as a director of a public company or other relevant experience (each an "Outside Director"). Also pursuant to the Letter Agreement, each Principal Shareholder has agreed that he shall vote all shares of Common Stock of the Issuer, all other securities of the Issuer that are entitled to vote for directors and all proxies (unless otherwise directed by the stockholder submitting such proxy) in favor of the election of such Outside Directors to the Issuer's Board of Directors.

Item 7. Material to be filed as Exhibits.

      Item 7 is hereby supplemented as follows:

      1. Letter Agreement, dated as of February 28, 1997, by and between the Issuer and the Fund.



                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                        March 25,1997
                                  --------------------------
                                           (Date)


                                    /s/ Edward A. Ullmann
                                  --------------------------
                                          (Signature)

                                   Edward A. Ullmann
                                  --------------------------
                                        (Name/Title)